FORM 4                                              OMB APPROVAL
                                                OMB Number:    3235-0287
[ ] Check this box if no longer                 Expires: September 30, 1998
    subject to Section 16. Form 4 or            Estimated average burden
    Form 5 obligations may                      hours per response...0.5
    continue. See Instruction 1(b).

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting Person*

DLJ Merchant Banking II, Inc.
--------------------------------------------------------------
(Last)          (First)           (Middle)

277 Park Avenue
--------------------------------------------------------------
                (Street)

New York          NY               10172
--------------------------------------------------------------
(City)          (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol

W-H Energy Services, Inc. (WHES)
--------------------------------------------------------------


3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)

--------------------------------------------------------------


4. Statement for
   Month/Year

     10/00
--------------------------------------------------------------


5. If Amendment
   Date of Original
   (Month/Year)

--------------------------------------------------------------


6. Relationship of Reporting Person(s) to Issuer
          (Check all applicable)

         Director                  X   10% Owner
   ------                        ------

         Officer (give                 Other (specify
   ------        title below)    ------        below)


           ---------------------------------


7. Individual or Joint/Group Filing (Check Applicable
   Line)
       Form filed by One Reporting Person
   ---
    X  Form filed by More than One Reporting Person
   ---

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)   2. Trans-   3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-   7. Nature
                                     action      action        or Disposed of (D)          Securities       ship        of
                                     Date        Code          (Instr. 3, 4 and 5)         Beneficially     Form:       Indirect
                                                 (Instr. 8)                                Owned at         Direct      Bene-
                                                                                           End of Month     (D) or      ficial
                                     (Month/                                               (Inst. 3         Indirect    Owner-
                                     Day/                              (A or               and 4)           (I)         ship
                                     Year)     Code     V    Amount     (D)     Price                       (Instr. 4)  (Instr.4)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                       10/16/00     C           1,873,675    A                1,873,675            D      (1)(13)(16)
                                                                                                                      (18)(19)

Common Stock                       10/16/00     C              74,612    A                   74,612            D      (2)(13)(16)
                                                                                                                      (18)(19)

Common Stock                       10/16/00     C              92,134    A                   92,134            D      (3)(13)(16)
                                                                                                                      (18)(19)

Common Stock                       10/16/00     C             109,558    A                  109,558            D      (4)(14)(16)
                                                                                                                      (18)(19)

Common Stock                       10/16/00     C              40,688    A                   40,688            D      (5)(14)(16)
                                                                                                                      (18)(19)

Common Stock                       10/16/00     C             275,710    A                  275,710            D      (6)(16)(18)
                                                                                                                      (19)

Common Stock                       10/16/00     C              30,293    A                   30,293            D      (7)(13)(16)
                                                                                                                      (18)(19)

Common Stock                       10/16/00     C               5,907    A                    5,907            D      (8)(13)(16)
                                                                                                                      (18)(19)

Common Stock                       10/16/00     C               8,415    A                    8,415            D      (9)(15)(18)
                                                                                                                      (19)

Common Stock                       10/16/00     C              49,565    A                   49,565            D      (10)(17)
                                                                                                                      (18)(19)

Common Stock                       10/16/00     C             410,282    A                  410,282            D      (11)(15)
                                                                                                                      (18)(19)

Common Stock                       10/16/00     C               3,597    A                    3,597            D      (12)(15)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (7-96)

FORM 4 (continued) Table II--Derivative Securities Acquired, Disposed of, or
                              Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva-  2. Conver- 3. Trans- 4. Trans- 5. Number of 6. Date   7. Title and   8. Price  9. Number 10. Owner- 11. Nature
   tive Security        sion or    action    action    Deriva-      Exer-     Amount         of        of De-     ship       of
   Security             Exer-      Date      Code      tive         cisable   of Under-      Deriv-    rivative   Form       In-
   (Instr. 3)           cise       (Month/   (Instr.   Securi-      and       lying          ative     Secur-     of De-     direct
                        Price      Day/      8)        ties         Expira-   Securi-        Secur-    ities      rivative   Benefi-
                        of         Year)               Acquired     tion      ties           ity       Bene-      Secur-     cial
                        Deri-                          (A) or       Date      (Instr.        (Instr.   ficially   ity:       Owner-
                        vative                         Disposed     (Month/   3 and          5)        Owned      Direct(D)  ship
                        Secur-                         of (D)       Day/      4)                       at End     or In-     (Instr.
                        ity                            (Instr.      Year)                              of         direct     4)
                                                       3, 4 and                                        Month      (I)
                                                       5)                                              (Instr.    (Instr.
                                                                                                       4)         4)
                                                                                       Amount
                                                                                       or
                                                              Date     Expi-           Number
                                                              Exer-    ration          of
                                          Code V  (A)   (D)   cisable  Date    Title   Shares
-----------------------------------------------------------------------------------------------------------------------------------
Warrant for the                  10/16/00  C          90,792  Immed.   03/26/11 Class A  90,792          -0-         D    (1)(13)
Purchase of Shares                                                              Common                                    (16)(18)
of Class A Common                                                               Stock                                     (19)
Stock

Warrant for the                  10/16/00  C           3,616  Immed.   03/26/11 Class A   3,616          -0-         D    (2)(13)
Purchase of Shares                                                              Common                                    (16)(18)
of Class A Common                                                               Stock                                     (19)
Stock

Warrant for the                  10/16/00  C           4,465  Immed.   03/26/11 Class A   4,465          -0-         D    (3)(13)
Purchase of Shares                                                              Common                                    (16)(18)
of Class A Common                                                               Stock                                     (19)

Warrant for the                  10/16/00  C           5,308  Immed.   03/26/11 Class A   5,308          -0-         D    (4)(14)
Purchase of Shares                                                              Common                                    (16)(18)
of Class A Common                                                               Stock                                     (19)

Warrant for the                  10/16/00  C           1,971  Immed.   03/26/11 Class A   1,971          -0-         D    (5)(14)
Purchase of Shares                                                              Common                                    (16)(18)
of Class A Common                                                               Stock                                     (19)

Warrant for the                  10/16/00  C          13,359  Immed.   03/26/11 Class A  13,359          -0-         D    (6)(16)
Purchase of Shares                                                              Common                                    (18)(19)
of Class A Common                                                               Stock
Stock

Warrant for the                  10/16/00  C           1,468  Immed.   03/26/11 Class A   1,468          -0-         D    (7)(13)
Purchase of Shares                                                              Common                                    (16)(18)
of Class A Common                                                               Stock                                     (19)

Warrant for the                  10/16/00  C             286  Immed.   03/26/11 Class A     286          -0-         D    (8)(13)
Purchase of Shares                                                              Common                                    (16)(18)
of Class A Common                                                               Stock                                     (19)

Warrant for the                  10/16/00  C             408  Immed.   03/26/11 Class A     408          -0-         D    (9)(15)
Purchase of Shares                                                              Common                                    (18)(19)
of Class A Common                                                               Stock

Warrant for the                  10/16/00  C           2,402  Immed.   03/26/11 Class A   2,402          -0-         D    (10)(17)
Purchase of Shares                                                              Common                                    (18)(19)
of Class A Common                                                               Stock

                                                            Page 2 of 9


Warrant for the                  10/16/00  C          19,881  Immed.   03/26/11 Class A  19,881          -0-         D    (11)(15)
Purchase of Shares                                                              Common                                    (18)(19)
of Class A Common                                                               Stock

Warrant for the                  10/16/00  C             175  Immed.   03/26/11 Class A     175          -0-         D    (12)(15)
Purchase of Shares                                                              Common                                    (18)(19)
of Class A Common                                                               Stock
Stock


Explanation of Responses:

In connection with the Issuer's initial public offering of common stock, the Issuer adopted a recapitalization plan whereby, among other things, the Issuer
(i) reclassified all of its Class A Common Stock and Class B Common Stock into a single class of Common Stock, $0.0001 par value per share (the "Common Stock"), (ii) effected a 33-for-1 stock split of the Common Stock and (iii) exchanged the Warrants reflected in Table II for the shares of Common Stock reflected in Table I.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations DLJ MERCHANT BANKING See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). II, INC.

                            DLJ MERCHANT BANKING
                              II, INC.

                             /s/ Ivy Dodes                     November 10, 2000
                            -------------------------------    -----------------
                            Name:  Ivy Dodes                   Date
                            Title: Principal


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                SEC 1474 (7-96)

                                                                  ATTACHMENT A

                       REPORTING PERSONS AND SIGNATURES

               COMPANY                                      ADDRESS
-------------------------------------------------   ----------------------------
AXA ASSURANCES I.A.R.D. MUTUELLE                    370, rue Saint Honore
                                                    75001 Paris, France

AXA ASSURANCES VIE MUTUELLE                         Same as above

AXA COURTAGE ASSURANCE MUTUELLE                     26, rue Louis-le-Grand
                                                    75002 Paris, France

AXA CONSEIL VIE ASSURANCE MUTUELLE                  370, rue Saint Honore
                                                    75001 Paris, France

FINAXA                                              23, avenue Matignon
                                                    75008 Paris, France

are Reporting Persons through their
interest in the following entity:

AXA                                                 25, avenue Matignon
                                                    75008 Paris, France
is a Reporting Person through its
interest in AXA Financial, Inc.
("AXF").

THE AXA VOTING TRUSTEES:

Claude Bebear                                       25, avenue Matignon
Henri de Clermont-Tonnerre                          75008 Paris, France
Patrice Garnier
(collectively, the "AXA Voting Trustees") pursuant to the Voting Trust Agreement dated as of May 12, 1992 with AXA.

               COMPANY                                      ADDRESS
-------------------------------------------------   ----------------------------
SIGNED ON BEHALF OF THE ABOVE ENTITIES
(collectively, the "Mutuelles AXA, Finaxa and AXA")


By /s/ Alvin H. Fenichel
  ----------------------------------
  Name:  Alvin H. Fenichel
  Title: Attorney-in-Fact



AXA FINANCIAL, INC.                                 1290 Avenue of the Americas
                                                    New York, NY 10104

By /s/ Alvin H. Fenichel
  ----------------------------------
  Name:  Alvin H. Fenichel
  Title: Senior Vice President and Controller

AXA Financial, Inc. is a Reporting Person through its interest in Donaldson Lufkin & Jenrette, Inc. ("DLJ").

               COMPANY                                      ADDRESS
-------------------------------------------------   ----------------------------
DONALDSON, LUFKIN & JENRETTE, INC.                  277 Park Avenue
                                                    New York, N.Y. 10172

By /s/ Tony Daddino
  ----------------------------------
  Name:  Toney Daddino
  Title: Director and Chief Financial
         and Administrative Officer
         and Director

DLJ is a Reporting Person through its interest in each of DLJ Capital Investors, Inc. ("DLJCI"), DLJ LBO Plans Management Corporation and UK Investment Plan 1997 Partners, Inc.



DLJ CAPITAL INVESTORS, INC.                         277 Park Avenue
                                                    New York, N.Y. 10172

By /s/ Ivy Dodes
  ----------------------------------
  Name:  Ivy Dodes
  Title: Senior Vice President

DLJ Capital Investors, Inc. is a Reporting Person through its interest in each of DLJMB Funding II, Inc. ("Funding II"), DLJ Merchant Banking II, Inc. ("MB II INC") and DLJ Diversified Partners, Inc.



DLJ DIVERSIFIED PARTNERS, INC.                      277 Park Avenue
                                                    New York, N.Y. 10172

By /s/ Ivy Dodes
  ----------------------------------
  Name:  Ivy Dodes
  Title: Senior Vice President

DLJ Diversified Partners, Inc. is a Reporting Person through its interest in each of DLJ Diversified Partners, L.P. and DLJ Diversified Partners-A, L.P.

               COMPANY                                      ADDRESS
-------------------------------------------------   ----------------------------
DLJ LBO PLANS MANAGEMENT CORPORATION                277 Park Avenue
                                                    New York, N.Y. 10172

By /s/ Ivy Dodes
  ----------------------------------
  Name:  Ivy Dodes
  Title: Senior Vice President

DLJ LBO Plans Management Corporation is a Reporting Person through its interest in each of DLJ EAB Partners, L.P., DLJ ESC II, L.P. and DLJ First ESC, L.P.



DLJMB FUNDING II, INC.                              277 Park Avenue
                                                    New York, N.Y. 10172

By /s/ Ivy Dodes
  ----------------------------------
  Name:  Ivy Dodes
  Title: Senior Vice President



DLJ MERCHANT BANKING II, INC.                       277 Park Avenue
(See Form 3 for signature of this Reporting         New York, N.Y. 10172
Person)


DLJ Merchant Banking II, Inc. is a Reporting Person through its interest in each of DLJ Merchant Banking Partners II, L.P., DLJ Merchant Banking Partners II-A, L.P., DLJ Offshore Partners II, C.V., DLJ Millennium Partners, L.P. and DLJ Millennium Partners-A, L.P.



UK INVESTMENT PLAN 1997 PARTNERS, INC.              277 Park Avenue
                                                    New York, N.Y. 10172

By /s/ Ivy Dodes
  -----------------------------------
  Name:  Ivy Dodes
  Title: Senior Vice President

UK Investment Plan 1997 Partners, Inc. is a Reporting Person through its interest in UK Investment Plan 1997 Partners.

Notes

(1) These securities are beneficially owned directly by DLJ Merchant Banking Partners II, L.P. ("Partners II"), which is a partnership.

(2) These securities are beneficially owned directly by DLJ Merchant Banking Partners II-A, L.P. ("Partners II-A"), which is a partnership.

(3) These securities are beneficially owned directly by DLJ Offshore Partners II, C.V. ("Offshore Partners II"), which is a partnership.

(4) These securities are beneficially owned directly by DLJ Diversified Partners, L.P. ("Diversified"), which is a partnership.

(5) These securities are beneficially owned directly by DLJ Diversified Partners-A, L.P. ("Diversified-A"), which is a partnership.

(6) These securities are beneficially owned directly by DLJMB Funding II, Inc. ("Funding II").

(7) These securities are beneficially owned directly by DLJ Millennium Partners, L.P. ("Millennium"), which is a partnership.

(8) These securities are beneficially owned directly by DLJ Millennium Partners-A, L.P. ("Millennium-A"), which is a partnership.

(9) These securities are beneficially owned directly by DLJ EAB Partners, L.P. ("EAB"), which is a partnership.

(10) These securities are beneficially owned directly by UK Investment Plan 1997 Partners ("UK Partners"), which is a partnership.

(11) These securities are beneficially owned directly by DLJ ESC II, L.P. ("ESC II"), which is a partnership.

(12) These securities are beneficially owned directly by DLJ First ESC, L.P. ("ESC"), which is a partnership.

(13) These securities are beneficially owned indirectly by MB II INC as Managing General Partner of each of Partners II, Partners II-A, Millennium, and Millennium-A and as Advisory General Partner of Offshore Partners II. In addition, these securities are beneficially owned indirectly by DLJ Merchant Banking II, LLC ("MB II LLC") as Associate General Partner of each of Partners II, Partners II-A, Offshore Partners II, Millennium, Millennium-A, and

      EAB. MB II INC is also the Managing Member of MB II LLC. The undersigned disclaim beneficial ownership of these securities except with respect to MB II INC's and MB II LLC's partnership interests in these entities.

(14) These securities are beneficially owned indirectly by DLJ Diversified Partners, Inc. ("Diversified Partners") as General Partner of each of Diversified and Diversified-A. In addition, these securities are beneficially owned indirectly by DLJ Diversified Associates, L.P. ("Diversified Associates") as Associate General Partner of each of Diversified and Diversified-A. Diversified Partners is also the General Partner of Diversified Associates, L.P. The undersigned disclaim beneficial ownership of these securities except with respect to Diversified Partners' and Diversified Associates' Partnership interests in these entities.

(15) These securities are beneficially owned indirectly by DLJ LBO Plans Management Corporation as Managing General Partner of EAB, ESC and ESC II.

(16) These securities are beneficially owned indirectly by DLJCI as sole stockholder of each of MB II INC, Diversified Partners and Funding II.

(17) These securities are beneficially owned indirectly by UK Investment Plan 1997 Partners, Inc. as General Partner of UK Partners.

(18) These securities are beneficially owned indirectly by DLJ as the sole stockholder of each of DLJCI, DLJ LBO Plans Management Corporation and UK Investment Plan 1997 Partners, Inc.

(19) On November 3, 2000, AXA, AXA Financial, Inc. ("AXA Financial"), The Equitable Life Assurance Society of the United States and AXA Participations Belgium (collectively, the "AXA Sellers") sold all of their holdings of common stock of Donaldson, Lufkin & Jenrette, Inc. ("DLJ") to Credit Suisse Group ("CSG") and its designee Credit Suisse First Boston, Inc. pursuant to a Stock Purchase Agreement among the AXA Sellers and CSG dated as of August 30, 2000. Accordingly, the Mutuelles AXA, Finaxa, AXA, the AXA Voting Trustees, and AXA Financial (collectively, the "AXA Filers") disclaim beneficial ownership with respect to all of the securities reported in this Form 4. Further, this report shall not be deemed an admission that the AXA Filers are, as the date of this report, beneficial owners of or reporting persons concerning such securities for purposes of Section 16 or otherwise

Except as otherwise stated herein, each reporting person disclaims beneficial ownership of securities beneficially owned by any other entity except with respect to its proportionate interest in or ownership of such entity as indicated in Item 6 of Table II and the footnotes thereto.